Exhibit 4

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF

SERIES H CONVERTIBLE PREFERRED STOCK, $0.01 PAR VALUE

OF

NATUREWELL, INCORPORATED

The undersigned, Themistocles Psomiadis, Chief Executive Officer of NatureWell, Incorporated (the “Company”), a Company organized and existing under the laws of the State of Delaware, does hereby certify that, pursuant to the authority conferred upon the Board of Directors of the Company (the “Board”) by the Company's Certificate of Incorporation to issue shares of preferred stock in Series H distinct designation by the Board, and pursuant to the provisions of the Delaware General Corporation Law (“DGCL”), the Board on March 20, 2013 adopted the following resolution creating a new series of thirty thousand (30,000) shares of preferred stock designated as Series H Convertible Preferred Stock:

WHEREAS, on March 13, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger”) with Brazil Interactive Media, Inc. (“BIMI”) whereby the Company acquired all of the issued and outstanding shares of Common Stock of BIMI, pursuant to the terms and conditions of that agreement. As a result of the Merger, the Company is, as of the date of this Certificate of Designation, taking steps to change its name to “Brazil Interactive Media, Inc.”

NOW, THEREFORE, IT IS HEREBY:

RESOLVED, that, pursuant to the authority vested in the Board in accordance with the provisions of the Company's Certificate of Incorporation and the DGCL, a series of preferred stock, $0.01 par value per share, of the Company be and it hereby is created, and that the designation and number of shares and relative rights and preferences thereof are as set forth below:

Terms of the Series H Convertible Preferred Stock,

$0.01 par value, of

NatureWell Incorporated.

Series H Preferred Stock

(1) Designation and Amount. There is hereby created a series of Preferred Shares that shall be designated as “Series H Preferred Stock,” par value $0.01 per share (the “Series H Preferred Stock”), and the number of shares constituting such series shall be thirty thousand (30,000). Such number of shares may be increased or decreased by resolution of the Board; provided that no decrease shall reduce the number of shares of Series H Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Company into Series H Preferred Stock.

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(2) Liquidation Preference. In the event of (a) a sale, financing or refinancing of all or substantially all of the assets of the Company, or (b) the liquidation of the Company, the holders of the Series H Preferred Stock, on a pro rata basis, shall (prior to any distribution on behalf of the holders of the Common Stock, $0.00001 par value per share, of the Company (the “Common Stock”)) be entitled to a preferential distribution up to the amount of their unreturned capital contribution from the proceeds of such sale, financing, refinancing or liquidation net of expenses of the transaction, debt obligations of the Company, designated use of proceeds for the financing or refinancing, and any reserves deemed appropriate by the Board in its sole discretion (a “Preferred Distribution”). Thereafter, all such distributions from such transaction shall be allocated pro rata to the holders of the Series H Preferred Stock and the holder of the Common Stock according to their number of shares. Except as may otherwise be provided by law or the Articles of Incorporation of the Company, any operating or other distributions shall be pro rata on a per share basis among all holders of Common Stock and the holders of Preferred Stock.

(3) Anti-Dilution Protection. In the event that during the Anti-Dilution Period (as defined below), the Company issues or sells any Common Stock, any convertible securities, or any warrants or other rights to subscribe for or to purchase or any options for the purchase of its Common Stock or any such convertible securities at an effective price per share which is less than the then applicable price per share paid by the Holder for the Series H Preferred Stock (such effective price per share, the “Adjusted Price”), then the Conversion Price in effect immediately prior to such issue or sale shall be reduced effective concurrently with such issue or sale to an amount equal to the Adjusted Price. The “Anti-Dilution Period” as used herein shall commence on the date of issuance of the Series H Preferred Stock and continue until the sooner of: (i) the conversion of all of the Holder’s Series H Preferred Stock pursuant to the terms and conditions of this Certificate Of Designation; and (ii) three (3) years from the date of issuance of the Series H Preferred Stock to the Holder.

(4) Right of First Refusal. So long as any portion of Series H Preferred Stock is outstanding, if the Company intends to raise additional capital by the issuance or sale of capital stock of the Company (the “Offering”), including without limitation shares of any class of common stock, any class of preferred stock, options, warrants or any other securities convertible or exercisable into shares of common stock (whether the Offering is conducted by the Company, underwriter, placement agent or any third-party) the Company shall be obligated to offer to the holder such issuance or sale of capital stock, by providing in writing the principal amount of capital it intends to raise and outline of the material terms of such capital raise, prior to the offering such issuance or sale of capital stock  to any third parties including, but not limited to, current or former officers or directors, current or former shareholders and/or investors of the obligor, underwriters, brokers, agents or other third parties.  The Holder shall have ten (10) business days from receipt of such notice of the sale or issuance of capital stock to accept or reject all or a portion of such capital raising offer.

(5) Voting Rights. The Series H Preferred Stock shall have a series vote: (i) with regard to any items that any Series of Preferred Stock, either individually or jointly, has a series vote; (ii) as provided under “Protective Provisions” below; or (iii) as required by law.

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Such series vote will require the approval of holders of fifty-one percent (51%) of the outstanding shares of Series H Preferred Stock.

(6) Protective Provisions. The Company hereby covenants that so long as any of the Series H Preferred Stock is outstanding, neither it nor any of its subsidiaries will, without the prior written approval of holders of at least fifty-one percent (51%) of the outstanding shares of Series H Preferred Stock, do or commit to do any of the actions described on Exhibit A attached hereto (either directly or by amendment, merger, consolidation, or otherwise).

(7) Intentionally Omitted.

(8) Conversion.

(a) Mechanics of Conversion. Each share of Series H Preferred Stock shall be convertible, at the sole option of the holder thereof, into share(s) of the Company’s Common Stock (such shares of Common Stock hereinafter being referred to as “Conversion Shares”) by the holder thereof sending to the Company a Conversion Notice (as defined below) for such shares. The term “Conversion Notice” shall mean a written notice signed and dated (“Conversion Date”) by the holder of the Series H Preferred Stock wherein the holder has set forth the number of shares of Series H Preferred Stock that it intends to convert pursuant to the terms of this Certificate of Designation and computation of the number of Conversion Shares that the holder believes it is entitled to receive as a result of the application of the Conversion Formula (as defined below) to such conversion. The term “Conversion Formula” shall mean that number of Conversion Shares to be received by the holder of Series H Preferred Stock in exchange for each share of Series H Preferred Stock that such holder intends to convert pursuant to this provision, where such number of Conversion Shares shall be equal to $0.30 (thirty cents) per share (“Conversion Price”).

(b) Re-pricing. If for the nine month period beginning on January 1, 2013 and ending on September 30, 2013 (the “Re-Pricing Period”), the following conditions are not met, then the holder shall be entitled to a re-pricing of its Series H Preferred Stock:

(i) the Company fails to achieve Net Revenue (as defined below) of at least US$6,000,000 (six million dollars); or

(ii) the Company fails to achieve a Gross Profit (as defined below) of at least US$3,000,000 (three million dollars); and

(iii) the closing share price of the Company’s Common Stock on December 2, 2013 is less than the Conversion Price.

By way of example only, if during the Re-Pricing Period, the Company achieves Net Revenue of US$6,000,000 (item (i) above) and achieves Gross Profit of US$2,000,000 (item (ii) above) and its closing share price is $0.20 (item (iii) above), then the holder of the Series H Preferred Stock shall be entitled to a Re-Pricing as provided in this Section. In any such event, the Conversion Price shall be adjusted to the lowest Volume Weighted Average Price (“VWAP”) of the

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Common Stock (as reported by Bloomberg), of the ten trading days immediately preceding December 2, 2013.

As used herein, “Net Revenue” shall be defined as total Gross Sales less taxes, rebates or customer returns and “Gross Profit” shall be defined as Net Revenue less the total the cost of goods and services sold. The Net Revenue and Gross Profit applied to this Re-pricing, shall be as reported from the Company’s Form 10-Q for the period ending September 30, 2013. In the event of a Re-pricing, the Re-pricing date shall be December 3, 2013.

[Signature Page Follows]

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IN WITNESS WHEREOF, I have hereunto subscribed my name as of this 21st day of March, 2013.

____________________________

Themistocles Psomiadis

Chief Executive Officer

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EXHIBIT A

Protective Provisions

(i) sell all or any portion of the Company or any subsidiary, whether by sale of equity interests, merger (other than a merger in which the Company is the surviving entity and no change of control occurs as a result of such merger), reorganization, consolidation, refinancing or recapitalization that results in a change in controlling equity ownership of the Company or any subsidiary or sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of the Company or such subsidiary;

(ii) incur any indebtedness for borrowed money or grant, create or permit the imposition of any lien, charge, security interest or other encumbrance upon any of the assets or properties of the Company or any subsidiary or guaranty or provide surety for the obligations of any third-party, other than (a) ordinary course trade payables, (b) financings of budgeted capital expenditures reflected in annual budgets approved by the Board, and (c) not more than fifty thousand dollars ($50,000) of traditional working capital financing from commercial lenders based on a borrowing base and secured only by the Company’s accounts receivable;

(iii) amend or modify (a) the Articles of Incorporated, Bylaws or similar governing instrument(s) of the Company or any of its subsidiaries, or (b) documentation relating to indebtedness for borrowed money of the Company or any subsidiary, other than indebtedness permitted under clause (ii) above;

(iv) enter into any transaction between or among the Company and/or any subsidiary, on the one hand, and any of their respective equity owners, directors, officers, employees or affiliates, on the other hand; provided, however, that nothing in this clause (iv) shall be deemed to prohibit (a) normal and customary employment and benefit programs on terms approved by the Board (including at least a majority of the directors designated by the holders of the Series__ Preferred), or (b) transactions between the Company and its wholly-owned subsidiaries (or between such subsidiaries) and transactions that are on terms no less favorable to the Company and/or its subsidiaries than those the Company and/or its subsidiaries could otherwise receive in an arms length transaction from an unaffiliated third-party;

(v) make any payment on account of, or set aside any assets for a sinking or other analogous fund for, the purchase redemption, defeasance, retirement or other acquisition of any equity interest of the Company or any subsidiary, except other redemptions from officers, directors, employees or consultants to the Company upon termination of their employment or association with the Company pursuant to agreements between such persons and the Company approved by the Board;

(vi) voluntarily liquidate, wind-up, dissolve or commence any bankruptcy, insolvency, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law or make a general assignment for the benefit of creditors with respect to the Company or any of its subsidiaries;

(vii) change the line of business of the Company or any subsidiary;

(viii) pay or make any dividends or distributions to its equity holders, other than distributions by subsidiaries of the Company to the Company and/or distributions in respect of the Series H Preferred Stock; or

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(ix)	adopt any equity based or phantom incentive plan or program for the Company or any subsidiary.

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